CHOATE, HALL & STEWART LLP

Two International Place

Boston, MA 02110

T (617) 248-5000 F(617) 248-4000

Barbara M. Johnson

(617) 248-5090

bjohnson@choate.com

December 23, 2005

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 4-06

Washington, D.C. 20549

Attention:	Kathleen Collins

  Accounting Branch Chief

RE:	Open Text Corporation

Form 10-K for Fiscal Year Ended June 30, 2005

File No. 000-27544

Dear Ms. Collins:

On behalf of our client Open Text Corporation (the “Company”), this letter reflects the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated November 7, 2005 to Mr. Alan Hoverd, the Company’s Chief Financial Officer.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

Prior Comment no. 2

1.	Please note that we may have further comments when you file the IXOS financial statements under Form 8-K/A.

The Company acknowledges that the Staff may have further comments when the Company files the IXOS financial statements under Form 8-K/A.

United States Securities and Exchange Commission

December 23, 2005

Form 10-K for Fiscal Year Ended June 30, 2005

Item 3. Legal Proceedings, page 20

2.	Tell us more about the employee action concerning certain share options granted in 1996. Summarize the underlying terms of the settlement agreement in January 2005 and explain why the settlement resulted in no financial impact given that the individual received shares. Explain how those shares had been “previously reserved for him under his stock options agreement”. Your response should include a summary of the terms of the initial option award, how you accounted for those options, the number of shares issued to this individual as a result of the settlement agreement, any proceeds from the exercise of the options and any other additional information that would explain your accounting for this arrangement and settlement. Refer to the authoritative literature that supports your accounting.

Mr. Stirlen became Chief Financial Officer of Open Text in July 1996. On September 17, 1996, Mr. Stirlen was granted options to purchase 450,000 Common Shares on a “pre-split” basis under the 1995 Flexible Stock Incentive Plan. The stock options had an exercise price of $5.10 per share on a “pre-split” basis, vested equally over four years, and had a contractual life of 10 years. The Company accounted for these options using the intrinsic value method pursuant to Accounting Principles Board Opinion No. 25 (“APB 25”). As the exercise price equaled the fair value of the underlying Common Shares on the date of grant, no compensation expense was recognized in the financial statements with respect to these options.

Under the terms of the 1995 Flexible Stock Incentive Plan, Mr. Stirlen had 90 days post termination of his employment to exercise the stock options before they were cancelled.

Open Text severed its relationship with Mr. Stirlen on October 16, 1998. Prior to October 16, 1998, Mr. Stirlen exercised options to purchase 40,700 Common Shares for proceeds of $207,570 and the Company delivered to Mr. Stirlen 40,700 Common Shares. As of October 16, 1998, 409,300 options remained outstanding.

In November 1998, Mr. Stirlen exercised options to purchase and was granted 40,000 Common Shares for proceeds of $204,000 leaving 369,300 options unexercised and outstanding.

On January 8, 1999, Mr. Stirlen exercised all of his remaining options by tendering a bank draft to the Company in the amount of $1,883,430 which was equal to the aggregate exercise price of the remaining options. Mr. Stirlen exercised these options within the 90 day period subsequent to his termination

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December 23, 2005

based on his belief that his employment contract, established prior to the granting of these options, provided for the acceleration and immediate vesting of all outstanding options upon the termination of his employment contract. In connection with such exercise, Open Text issued 200,550 and 56,250 Common Shares to Mr. Stirlen in January 1999 and June 1999, respectively. However, the Company did not deliver to Mr. Stirlen Common Shares relating to the remaining 112,500 stock options because the Company believed that under the employment contract with Mr. Stirlen these options did not immediately vest upon his termination. The Company did not accept from Mr. Stirlen the funds advanced as the exercise price with respect to such 112,500 stock options and returned such funds to Mr. Stirlen. As a result, in September 1999 an action was commenced by Mr. Stirlen in relation to the options to purchase 112,500 Common Shares to compel Open Text to either deliver the Common Shares related to these options or in the alternative award damages for not honoring the provisions of his employment contract.

The 112,500 options were “segregated” internally and accounted for as outstanding by the Company pending the resolution of this matter.

On November 23, 2004, a settlement was reached with Mr. Stirlen whereby he was granted 158,831 Common Shares (79,461 Common Shares on a pre-split basis). As part of the settlement, Mr. Stirlen relinquished his claims on all remaining Common Shares, and paid the full exercise price to the Company related to the Common Shares provided to him. The settlement on November 23, 2004 resulted in the partial delivery of Common Shares in accordance with the exercise of the options that took place on January 8, 1999.

It is the Company’s view that the life of the option was not extended beyond the 90 day exercise period stated within the 1995 Flexible Stock Incentive Plan. Rather, as a consequence of the dispute, the act of delivering the Common Shares to Mr. Stirlen was extended beyond the 90 day period. The exercise of the options was completed within the 90 day period specified in the original option agreement but the delivery of shares was held in abeyance. The Company believes that, in both a legal and an economic sense, Mr. Stirlen received Common Shares pursuant to the January 1999 exercise of stock options. There was no further “benefit” that was granted to Mr. Stirlen as part of the settlement. It is also the Company’s view that they did not prevent Mr. Stirlen from making the demand (within 90 days of his termination) to exercise the options.

Based on this assessment, the Company believes that no modification/renewal or new grant/issuance of the stock option award was made; therefore, the eventual delivery of the Common Shares to Mr. Stirlen in fiscal 2005, based on the exercise of the options in January 1999, which was finally determined in the settlement to Mr. Stirlen, does not have an accounting implication under APB 25.

United States Securities and Exchange Commission

December 23, 2005

Note 4 – Goodwill and Note 12 – Commitments and Contingencies, pages 74 and 85

3.	We understand that you recorded $2.5 million of the award payable to the Tilburys as additional purchase consideration. We further note your statement of cash flows reflects $1.2 million of additional purchase consideration for prior period acquisitions and the table on page 74 indicates adjustments to goodwill for prior acquisitions for both periods presented. Tell us more about the various adjustments/payments associated with prior period acquisitions and for each adjustment/payment, explain your respective accounting with reference to the authoritative accounting literature.

As disclosed in Note 4 on page 74, the adjustments to purchase price allocation for prior acquisitions and foreign exchange totaled $6,137,000 during fiscal 2005. Of this amount, $822,000 relates to a net reduction to purchase price allocation for prior acquisitions and $6,959,000 relates to adjustments to the carrying value of the goodwill denominated in a foreign currency, in accordance with SFAS 52 Foreign Currency Translation.

The adjustments to purchase price allocation for prior acquisitions relate to:

•	Amounts paid to former shareholders based on revenue targets that were achieved during the year. This has been accounted for as contingent consideration and included as part of the purchase price adjustment in accordance with paragraph 28 of SFAS 141, Business Combinations (“SFAS 141”).

•	Purchases of additional shares from minority shareholders. These purchases have been accounted for in accordance with paragraph 14 of SFAS 141.

•	Reductions in acquisition related accruals accounted for in accordance with EITF 95-3.

•

Tax related adjustments. In accordance with SFAS 141 par. 40 “the potential tax effects of (a) temporary differences and carry forwards of an acquired entity that exist at acquisition date and (b) income tax uncertainties related to the acquisition, (for example, an uncertainty related to the tax basis of an acquired asset that will ultimately be agreed to by the taxing authority)”, are not treated as pre-acquisition contingencies. Instead, pursuant to footnote 13 of SFAS 141, such adjustments are accounted for in accordance with SFAS 109 Accounting for Income Taxes. SFAS 109 provides that the resolution of such uncertainties that existed at the date of the business combination, generally, is recorded as an adjustment to goodwill.

United States Securities and Exchange Commission

December 23, 2005

The details of the total adjustments to purchase price allocation for prior acquisitions and foreign exchange are provided below.

Name of Acquisition	USD (‘000s)	Description of Accounting Treatment
DOMEA	$1,611	Contingent consideration

Gauss	(441)	Purchase of shares, tax adjustments and EITF 95-3 accrual adjustments

IXOS	(2,870)	Purchase of shares (including step adjustments), tax adjustments and EITF 95-3 accrual adjustments

Bluebird	2,486	Contingent consideration related to Tilbury settlement (see # 4 below)

FirstClass	(1,621)	Tax adjustments and EITF 95-3 accruals

Other:
Corechange	(395)	EITF 95-3 accrual adjustments
KPTI	149	Contingent consideration
Pallas	184	Contingent consideration
Other acquisitions	75	Tax adjustments

Foreign exchange	6,959

Total per Note 4	$6,137

Included in the $6,137,000 of adjustments to purchase price allocation for prior acquisitions and foreign exchange per note 4 are net cash payments of $1,182,000 which relate to contingent consideration paid during the year with respect to the acquisition of DOMEA, KPTI, Bluebird and Pallas which payments are reported in the statement of cash flows.

4.	Regarding the $2.5 million award, explain to us why you believe it is appropriate to record an arbitration settlement award for an acquisition that occurred a number of years ago as additional purchase consideration. Tell us why you do not consider adjustments and/or payments that arise out of litigation over the purchase price between the acquirer and the former owners of the acquired company as a charge to income when settled. Refer to paragraph B177 of SFAS 141.

In October 2000, the Company acquired the outstanding share capital of Bluebird Systems Inc. (“Bluebird”). The consideration for this acquisition was composed of (i) cash of $8.0 million paid on closing, and (ii) additional cash consideration contingent on Bluebird meeting certain defined revenue and earnings targets during the eight subsequent three-month periods.

In July 2002, the Harold Tilbury and Yolanda Tilbury Family Trust (the former owners of Bluebird) brought an action against the Company alleging damages for breach of the stock purchase agreement relating to the Company’s acquisition of Bluebird. Bluebird and Open Text counterclaimed against the Tilburys claiming that not only was no further amount owing for the purchase of their shares, but

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December 23, 2005

that they were entitled to a return of the money already paid to the Tilburys in respect of the business acquisition. Open Text also claimed damages against Harold Tilbury with respect to the lease of the Bluebird premises.

In April 2005, the arbitrator ruled that the sum of approximately $1.9 million, plus interest, was payable by the Company to the Tilburys under the terms of the share purchase agreement and for termination of employment related costs. The arbitrator subsequently ruled that a further $222,000 was payable by Open Text under the terms of the share purchase agreement as additional purchase consideration. The Company’s counterclaims were dismissed. A decision on reimbursement of legal costs had been deferred, at that date, and in August 2005 the arbitrator ruled that the sum of approximately $847,000 was payable by the Company to the Tilburys on account of legal costs. Based on these awards, a total amount of $3.7 million was recorded as being payable to the Tilburys composed of the following:

•	Employment related costs and leasehold related costs;
•	Consideration contingent on Bluebird meeting certain defined revenue and earnings targets;
•	Interest; and
•	Legal costs.

In accounting for the employment and leasehold related costs, the Company considered paragraph B177 of SFAS 141 which indicates that the provisions of SFAS 38 should not be applied to “…contingencies that arise from the acquisition and did not exist prior to acquisition. Examples provided include litigation over the acquisition and the tax effect of the purchase.” In accordance with this guidance, the Company recognized an expense of $240,000 for employment related costs and $85,000 related to a leasehold dispute as these amounts were not pre-acquisition contingencies. Interest of $759,000 associated with the litigation was also expensed during fiscal 2005.

In accounting for the contingent consideration, the Company considered paragraph 28 of SFAS 141 which states that “additional consideration may be contingent on maintaining or achieving specified earnings levels in future periods. When the contingency is resolved and additional consideration is distributable, the acquiring entity shall record the fair value of the consideration issued or issuable as an additional cost of the acquired entity (Opinion 16, paragraph 80).”

With respect to accounting for contingent consideration, the one year allocation period relating to the acquisition is not applicable; rather, the additional purchase consideration is recognized, and allocated (in this case fully to goodwill), at such time as the fair value of the contingent consideration becomes known. In the case of the Bluebird acquisition, the amount of contingent consideration was not known until resolution of the legal dispute. As a result, the settlement amount of

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December 23, 2005

$1,762,000 was recorded as additional purchase price and allocated to goodwill on the date the dispute was resolved.

Total legal costs associated with the dispute were approximately $847,000. In accounting for the legal costs, the Company reviewed a December 11, 2003 AICPA Conference speech by Randolph Green of the SEC Staff, which states “…we have generally concluded that legal claims between an acquirer and the former owners of an acquired business should be reflected in the income statement when settled. Instances in which we have been persuaded that a settlement of litigation over a purchase is more appropriately reflected as an adjustment to the cost of the acquired business demonstrate a clear and direct link to the purchase price. For example, litigation seeking enforcement of an escrow or escrow-like arrangement, say, specifying a minimum amount of working capital in the acquired business, may establish a clear and direct link to the purchase price” (emphasis added)

The Company determined that the legal costs directly related to the earn-out provision dispute possessed a “clear and direct link to the purchase price.” Accordingly, the Company recorded $730,000, representing the pro rata portion of legal costs allocated to the earn-out dispute, as an acquisition cost with the offset recorded as goodwill.

Note 5 – Acquired Intangible Assets, page 74

5.	Supplementally explain to us why you have classified the amortization of your intangible assets as an element of “operating expenses” in the statement of operations. Specifically address the acquired technology and how you considered Question 17 of SFAS 86 FASB Staff Implementation Guide in your accounting. Also, explain the nature of your other intangible assets and justify classification of the amortization as operating expenses. Refer to the literature that supports your accounting.

Acquired intangible assets primarily include application technology, core technology and customer relationship assets acquired by the Company through business acquisitions completed in fiscal 2005 and prior years. Acquired application technology relates to acquired software products the Company licenses to its customers. We have reviewed the Staff’s comment and the response to Question 17 of the SFAS 86 FASB Staff Implementation Guide. We have also reviewed related summary comments made by G. Anthony Lopez of the SEC at the December 2005 AICPA conference on this presentation issue. However, the Company has excluded amortization of acquired application technology intangible assets from cost of revenues on the basis of SAB Topic 11 B “Depreciation And Depletion Excluded From Cost Of Sales”. The Company continues to believe that exclusion of the amortization of acquired application technology from cost of revenues is allowed under SAB Topic 11B. The

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December 23, 2005

Company will provide additional disclosure as outlined in Appendix A, prospectively, to current and comparative information in future filings.

Other acquired intangible assets primarily relate to acquired customer relationship assets and acquired core technology.

With regards to the customer relationship assets, Open Text acquired a number of active/existing customers as part of its acquisitions (i.e., contractual relationships were evident through perpetual license and renewable maintenance contracts). A continuing portion of the Company’s growth will be generated from relationships with existing customers as of the date of the acquisitions. This growth includes revenues earned from a number of expected “add-ons” to be acquired by these customers in the future. The accounting guidelines with respect to the recognition of customer relationship intangible assets acquired in a business combination are contained in SFAS 141, with additional clarification provided in EITF 02-17 Recognition of Customer Relationship Assets Acquired in a Business Combination. The accounting literature requires that both customer contracts and the related customer relationships be recognized apart from goodwill if they meet either the contractual legal criteria or the separability criteria. As noted separately in paragraph 42 of SFAS 142 Goodwill and Other Intangible Assets, “the amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity”. The amortization of customer relationship asset intangibles should be recorded as a separate line item within operating expenses, and not as cost of revenues, as the amortization of these assets is not directly associated with the production or sale of products and services of the Company during the period.

Acquired core technology relates to technology and related processes and documentation that existed at the acquisition date and acts as a base for the future development activities related to multiple products. The amortization of core technology is appropriately reflected within operating expenses, rather than as cost of revenues, as the amortization of these assets is not directly associated with the production or sale of products and services of the Company during the period.

Note 9 – Accounts Payable – Trade and Accrued Liabilities

Excess Facility Obligations and Accrual Relating to Acquisitions, page 77

6.	Tell us more about the nature of the ‘transaction-related costs’ you have included in your acquisition accruals for the substantial majority of your acquisitions. Explain why it is appropriate for you to include these costs as part of the acquisition accruals and why it takes a significant amount of time for you to incur these costs. In this regard, we note that over $2 million in costs associated with

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December 23, 2005

the February 2004 IXOS acquisition still remains unpaid. For each acquisition, clarify the nature of these costs and why you believe it is appropriate to include them in the purchase price and the respective accrual.

In accordance with paragraph 24 of SFAS 141, the transaction-related costs included in acquisition related accruals are direct out-of-pocket costs and incremental costs directly related to the business combination. No amounts relate to internally generated or indirect or overhead costs incurred at the time of the acquisition.

A description of the nature of significant transaction-related costs by acquisition and the Company’s rationale for including them in the purchase price and the respective accrual is included below.

•	IXOS: Transaction-related costs of $2,167,000 were accrued at June 30, 2005 which relate primarily to:

•	registration of the IXOS Domination Agreement (“DA”);

•	settlement of outstanding litigation with minority shareholders;

•	professional fees related to assistance from external parties to buy out the minority shareholders; and

•	professional fees related to the restatement of the IXOS financial statements and the re-valuation of the opening balance sheet.

Domination Agreement—A DA is commonly entered into as part of the process of acquiring 100% of a company incorporated in Germany, until such time as all minority shares have been acquired. The purpose of a DA is to allow the majority shareholder to exercise certain rights normally available to a majority shareholder. The DA is not effective until a number of separate and distinct legal actions are completed. These actions include the filing of the DA with relevant securities commissions and the registration of the DA under German law. It is also not uncommon for minority shareholders to contest a DA and this delays the process of registering the DA. In the case of IXOS, the DA was eventually registered in August 2005 and was therefore not effective as of June 30, 2005. Additionally, certain shareholder complaints filed against both the approval of the DA and the authorization to delist IXOS’ shares were outstanding as of June 30, 2005 and were settled in August, 2005.

The Company believes it is appropriate to include these costs in the purchase price because these costs have been incrementally incurred in relation to the additional acquisition of IXOS shares and the registration of the DA.

United States Securities and Exchange Commission

December 23, 2005

Settlement of litigation with minority shareholders—The IXOS and Gauss DAs had been contested by some of the shareholders of each of the companies. The disputes were outstanding as of June 30, 2005 and the subsequent settlement of the disputes for IXOS ($98,307) and GAUSS ($126,047) in August 2005 was treated as a Type 1 subsequent event and accrued for as of June 30, 2005. These amounts were paid out in the first quarter of fiscal 2006. It was concluded that these amounts were not material to the 2005 financial statements.

Professional fees to buy-out remaining minority shareholders and complete the restatement of the pre-acquisition financial statements of IXOS—On incurrence, these costs are appropriately recorded as part of the purchase accounting as they are direct and incremental to the ongoing step acquisitions of IXOS and the ongoing work related to the restatements of certain pre-acquisition periods of IXOS. As the SEC has been previously advised, the IXOS financial statements that had previously filed with the SEC, and that were required to be delivered to Open Text on closing pursuant to the purchase agreement, were required to be amended in accordance with the purchase agreement. All of these accrued costs had been incurred by the end of the first and second quarter of fiscal 2006 and any payments made were recorded against the accruals.

•	GAUSS: Transaction-related costs of $298,000 were accrued at June 30, 2005 which relate primarily to:

•	legal and other direct costs associated with the ongoing step purchases of Gauss minority shares;

•	the registration of the GAUSS Domination Agreement; and

•	settlement of outstanding litigation with minority shareholders (refer IXOS discussion above).

•	Eloquent: Transaction-related costs of $487,000 were accrued at June 30, 2005 which relate primarily to the Company’s estimate of the expected cost to settle litigation that existed at the acquisition date.

The Company believes it is appropriate to include these costs in the purchase price because the litigation existed at the acquisition date. This litigation is a pre-acquisition contingency that has been accrued pursuant to paragraph 40 of SFAS 141. Based on discussions with the Company’s legal counsel, there remains on-going correspondence associated with this class action suit, in which the acquired company had been named. The Company believes the accrual is still appropriate as of June 30, 2005 based on status updates received from counsel.

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December 23, 2005

•	Centrinity: Transaction-related costs of $651,000 were accrued at June 30, 2005 which relate primarily to:

•	professional fees in the amount of $341,000 incurred to estimate the value of income tax assets that existed on the acquisition date. The Company believes it is appropriate to include the professional fees in the purchase price because they are direct and incremental to the valuation of the acquired assets of Centrinity. The accrued professional fees are expected to be settled with the external service provider when the value of the income tax assets are “approved “ by the tax authorities as specified in the engagement letter.

•	$305,000 representing the Company’s estimate of the expected cost to settle three legal matters that existed at the acquisition date. The litigation relates to a wrongful dismissal suit which is set for trial in January 2006; a patent infringement issue; and a claim from the Government of Ireland that Centrinity has, potentially, not complied with certain loan forgiveness covenants. With respect to the costs to settle the legal matters, the Company believes it is appropriate to include the costs in the purchase price because the legal matters existed at the acquisition date that have been accrued pursuant to paragraph 40 of SFAS 141. Correspondence between the respective parties legal counsel continues to be on-going related to the wrongful dismissal and the patent infringement and thus, the Company believes the accrual is still appropriate as of June 30, 2005. As there has been no correspondence from the Government of Ireland, the accrual will be reversed against goodwill in the second quarter of 2006.

•	Open Image: Transaction-related costs of $135,000 relate primarily to the Company’s estimate of the expected cost to settle litigation surrounding the calculation of a Net Worth Adjustment included in the Share Purchase Agreement between the Company and Open Image.

The Company believes it is appropriate to include these costs in the purchase price based on the December 11, 2003 AICPA Conference speech by Randolph Green of the SEC Staff discussed in our response to question 4 above. This accrual was evaluated as of June 30, 2005 and it was determined that it was still valid based on the facts and circumstances and correspondence with our internal legal counsel. We will continue to evaluate it on a quarterly basis.

•	Artesia: Transaction-related costs of $79,000 relate primarily to professional fees in the amount of $54,000 incurred with respect to the acquisition.

United States Securities and Exchange Commission

December 23, 2005

The Company believes it is appropriate to include the professional fees in the purchase price because they are direct and incremental to the purchase of Artesia. In certain cases, payment of accrued professional fees had not occurred prior to June 30, 2005 due to delayed billings or other administrative issues. The accrual is expected to be drawn down as payments are made in the second and third quarter of fiscal 2006.

•	Vista: Transaction-related costs of $121,000 relate primarily to professional fees in the amount of $76,000 incurred with respect to the acquisition.

The Company believes it is appropriate to include the professional fees in the purchase price because they are direct and incremental to the purchase of Vista. In certain cases, payment of accrued professional fees had not occurred prior to June 30, 2005 due to delayed billings or other administrative issues. The accrual is expected to be drawn down as payments are made in the second and third quarter of fiscal 2006. The residual amounts accrued that related to staff relocation costs will be adjusted to reflect actual costs incurred in the second quarter of fiscal 2006.

•	Optura: Transaction-related costs of $240,000 relate primarily to:

•	professional fees in the amount of $107,000 incurred in closing the acquisition; and

•	acquired staff relocation costs in the amount of $100,000.

The Company believes it is appropriate to include the professional fees in the purchase price because they are direct and incremental to the purchase of Optura. In certain cases, payment of accrued professional fees had not occurred prior to June 30, 2005 due to delayed billings or other administrative issues. The accrual is expected to be drawn down as payments are made in the second and third quarter of fiscal 2006. The residual amounts accrued that related to staff relocation costs will be adjusted to reflect actual costs incurred in the second quarter of fiscal 2006. The amount is not material to the financial statements.

Item 9A. Controls and Procedures, page 106

(A) Evaluation of Disclosure Controls and Procedures, page 106

7.	Confirm supplementally that you evaluated the effectiveness of your disclosure controls and procedures pursuant to Rule 13a-15(e) and not 13a-15(b), as promulgated under the Securities Exchange Act of 1934, as amended. Please note for future filings.

United States Securities and Exchange Commission

December 23, 2005

The Company confirms and notes for future filings that the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures, as defined in Rule 13a-15(e), as promulgated under the Securities Exchange Act of 1934, as amended.

In light of the Company’s responses to the Staff’s comments set forth above, the Company does not believe it is appropriate to amend any of its historical filings, but will reflect the appropriate above responses in its future filings.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 248-5090.

Sincerely,

/s/ Barbara M. Johnson

Barbara	M. Johnson
cc:	Joel K. Levine, Associate Chief Accountant

Securities and Exchange Commission

John Shackleton, Chief Executive Officer

Alan Hoverd, Chief Financial Officer

John Trent, Vice President, General Counsel and Secretary

James Clarke, Legal Counsel and Assistant Secretary

Open Text Corporation

Appendix A

OPEN TEXT CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of U.S. Dollars, except share and per share data)

	Year ended June 30,
	2005		2004		2003
Revenues:
License		$136,522		$121,642		$75,991
Customer support		179,178		108,812		63,091
Service		99,128		60,604		38,643

Total revenues		414,828		291,058		177,725

Cost of revenues:
License (1)		11,540		10,784		6,550
Customer support		33,086		20,299		10,406
Service		81,367		47,319		28,241

Total cost of revenues		125,993		78,402		45,197

		288,835		212,656		132,528

Operating expenses:
Research and development		65,139		43,616		29,324
Sales and marketing		114,553		87,362		54,532
General and administrative		46,110		22,795		13,509
Depreciation		11,040		7,103		5,009
Amortization of acquired intangible assets		24,409		11,306		3,236
Provision for (recovery of) restructuring charge (note 20)		(1,724)		10,005		—

Total operating expenses		259,527		182,187		105,610

Income from operations		29,308		30,469		26,918

Other income (expense) (note 13)		(3,116)		217		2,788
Interest income, net		1,377		1,210		1,228

Income before income taxes		27,569		31,896		30,934
Provision for income taxes (note 14)		6,958		7,270		3,177

Net income before minority interest		20,611		24,626		27,757
Minority interest		252		1,328		—

Net income for the year		$20,359		$23,298		$27,757

Net income per share—basic (note 18)		$0.41		$0.53		$0.71

Net income per share—diluted (note 18)		$0.39		$0.49		$0.67

Weighted average number of Common Shares outstanding—basic		49,918,541		43,743,508		39,050,556

Weighted average number of Common Shares outstanding—diluted		52,091,860		47,272,113		41,393,108

(1) Amount excludes amortization of acquired technology for application software which is included within Amortization of acquired intangible assets below.	$	xxx	$	xxx	$	xxx

See accompanying notes to consolidated financial statements